SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 December, 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Result of EGM dated 07 December, 2005

99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 December.2005

7 December 2005

            INTERCONTINENTAL HOTELS GROUP PLC ANNOUNCES RESULTS OF EGM FOR THE DISPOSAL OF ITS INTEREST IN THE BRITVIC GROUP

InterContinental  Hotels Group PLC announces that at the EGM held today,  Shareholders  approved the resolution in connection  with the proposed disposal of its interest in the Britvic Group.

It is expected  that the final Offer Price and number of Britvic plc shares to be sold by IHG will be announced on 9 December  2005 and that Completion will take place on 14 December 2005.

Details of the votes cast on the resolution proposed at the EGM are set out below.

For:                       303,755,132
Against:                       454,964

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon                                      +44 (0) 1753 410 425
                                                     +44 (0) 7808 094 471

Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson                 +44 (0) 1753 410 176
                                                     +44 (0) 7808 098 972

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and
539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza®  Hotels & Resorts, Holiday Inn® Hotels and Resorts,
Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™ and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 27 million members worldwide. In addition to this, InterContinental Hotels Group has a
47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

END